UNITED STATES NATURAL GAS FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

December 18, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	United States Natural Gas Fund, LP Form 10-K for the year ended December 31, 2008 Filed on March 2, 2009 File No. 001-33096

Dear Ms. Crittendon:

We are providing the responses to your comments of November 23, 2009, to the United States Natural Gas Fund, LP (“USNG”), on USNG’s Form 10-K for the year ended December 31, 2008.  Each of your comments is set forth below, followed by USNG’s response.

FORM 10-K for the year ended December 31, 2008

How Does USNG Operate?, page 2

1.
We note your response to comment 2 in our letter dated September 29, 2009; however, we continue to believe that your portfolio composition is material to an investor’s understanding of the fund’s business.  It appears that disclosing your portfolio composition in percentage terms rather than dollar amounts could provide the appropriate information and avoid the concerns expressed in your response regarding volatility in the size of the fund.  Disclosure of your portfolio holdings as of the end of each quarter in the fiscal year may address concerns about the limited nature of year-end only disclosure.  In addition, we note that such disclosure would appear to be consistent with your financial statement disclosure requirements.  Please confirm that you will provide disclosure about your portfolio as previously requested or, alternatively, provide a more detailed analysis regarding the materiality of this disclosure.

Response: USNG confirms that it will include disclosure in its quarterly and annual reports on Form 10-Q and 10-K, as the case may be, consistent with your request. Specifically, USNG will include the following disclosure in the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

Yolanda Crittendon
December 18, 2009

“On [date], USNG’s portfolio consisted of [  ] Natural Gas NG Futures Contracts traded on the NYMEX, [  ] Natural Gas NN Futures Contracts traded on the NYMEX, [   ] cleared swaps traded on ICE Futures and total return swaps with an aggregate market value of $[   ].  For a list of USNG’s current holdings, please see USNG’s website at www.unitedstatesnaturalgasfund.com.”

To the extent USNG holds other natural gas-related interests, other than those noted above, it will disclose these holdings in a similar manner.

*           *           *           *

We hope that you will find this response satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES HEATING OIL FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
	Name:	Howard Mah
	Title:	Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.